For immediate release	Exhibit No. 99.1

FAIRMONT HOTELS & RESORTS INC.
REPORTS SECOND QUARTER RESULTS

TORONTO, July 22, 2004 – Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) (TSX/NYSE: FHR) today announced its unaudited financial results for the second quarter ended June 30, 2004 using Canadian generally accepted accounting principles. All amounts are expressed in U.S. dollars.

Second Quarter 2004 Highlights

•	Operating revenues[1] increased 20.6 % to $210.3 million;

•	Revenue per available room (“RevPAR”) for the comparable owned portfolio improved 22.7%. Occupancy improved 10.7 points (19.8%) and average daily rate (“ADR”) increased 2.5%;

•	RevPAR for the comparable managed portfolio increased 18.0%, driven by 5.5% ADR growth and a 7.2 point (11.8%) occupancy increase;

•	EBITDA[2] increased 44.0% to $62.5 million;

•	Net income of $29.0 million and earnings per share (“EPS”) of $0.37 increased approximately 85% over 2003 levels excluding a favorable income tax recovery of $24.4 million in the second quarter of 2003.

“The lodging industry continues to benefit from a widespread recovery in travel demand. We have enjoyed a remarkable rebound in performance at our Canadian properties since last year and are pleased to report considerable RevPAR growth throughout our portfolio, driven by solid occupancy and rate improvements in most markets,” said William R. Fatt, FHR’s Chief Executive Officer. “Our overall performance was in line with our expectations for the second quarter, demonstrating significant improvement over 2003 and continuing momentum from earlier this year.”

Second Quarter Ownership Operations

Revenues from hotel ownership improved 17.7% to $180.6 million in the second quarter. The increase was driven by solid performance improvements at our U.S. and international properties as well as our Canadian portfolio. Most of the large resorts recorded double-digit revenue growth over 2003, including considerable improvements at The Fairmont Orchid, The Fairmont Chateau Lake Louise and The Fairmont Scottsdale Princess.

RevPAR of $132.41 was up 22.7% in the second quarter, resulting from the combination of a 10.7 point improvement in occupancy and a 2.5% increase in average daily rate (“ADR”). The U.S. and International owned comparable portfolio enjoyed considerable improvements in ADR and occupancy of 4.1% and 9.3 points, respectively, resulting in RevPAR growth of 22.5%. Solid occupancy growth at all of the Canadian owned hotels resulted in a considerable RevPAR improvement of 23.6%. When compared to the second quarter of 2003, the average Canadian dollar exchange rate for the quarter appreciated approximately 3% against the U.S. dollar. Adjusting for the foreign exchange impact, RevPAR for the Canadian portfolio was up approximately 20%.

Equity income generated from FHR’s investment in Legacy Hotels Real Estate Investment Trust (“Legacy” or the “Trust”) was $2.8 million compared to a loss of $0.5 million in the same period last year. Legacy’s portfolio continues to show significant growth over 2003 levels given its recovery from the impact of SARS.

On June 28, 2004, FHR completed the sale of a land block zoned for residential use in Vancouver’s Coal Harbour. FHR received gross proceeds of $14.1 million for its 75% interest in the land, recording an $8.3 million profit on the sale. Overall real estate activities generated $18.1 million in revenues and $8.4 million in EBITDA compared to $12.3 million and $6.6 million, respectively in 2003.

Second Quarter Management Operations

Fairmont
Revenues under management of $445 million increased 21.7% over 2003, a portion of which was attributed to the addition of two new management contracts. Management fee revenues were up 30.5% to $13.7 million, as a result of higher revenues as well as considerable improvement in incentive fees.

For the Fairmont managed portfolio, RevPAR increased 18.0% to $123.59. RevPAR for the U.S. and International portfolio showed solid improvement with RevPAR up 15.1%, resulting from an occupancy gain of 5.1 points combined with an ADR increase of 6.3%. The Canadian comparable portfolio reported a 22.5% RevPAR improvement, driven by increases in ADR and occupancy of 6.0% and 9.3 points, respectively. Adjusting for the foreign exchange impact, RevPAR at the Canadian portfolio was up approximately 19% over 2003.

Delta
In the second quarter, Delta’s revenues under management increased 16% to $93 million. Management fee revenues of $3.6 million were up 38% from last year. During the quarter, RevPAR increased 20.4% resulting from a 3.1% ADR increase and a 9.7 point improvement in occupancy. Adjusting for the foreign exchange impact, RevPAR was up approximately 17%.

Six months Consolidated Results

For the six months ended June 30, 2004, operating revenues increased 10.6% to $378.5 million from $342.3 million in the prior period. The U.S. and international properties were the major contributors to this increase led by The Fairmont Scottsdale Princess. EBITDA of $96.6 million was up 12.9% from last year.

Equity losses generated from FHR’s investment in Legacy were $4.5 million compared to equity losses of $6.8 million in 2003. Legacy’s portfolio continues to gain momentum after a challenging year in 2003 given the concerns relating to SARS.

FHR continues to dispose of its undeveloped land. In the first six months of 2004, overall real estate activities generated $21.4 million in revenues and $8.8 million in EBITDA compared to $31.2 million and $15.9 million in 2003, respectively.

Net income in 2003 included a $24.4 million, or $0.31 per share, income tax recovery from a favorable tax reassessment recorded in June. As a result, year-to-date net income of $28.4 million was down 46.0% compared to the prior year while basic EPS was $0.36 in 2004 compared to $0.66 in 2003. Excluding this tax recovery, net income and EPS were slightly higher than 2003 levels.

Capital Expenditures

Hotel related capital expenditures for the quarter totaled $24.2 million. Several projects were completed during the quarter including:

•	The renovation of the meeting rooms and final phase of the guestrooms at The Fairmont Copley Plaza Boston; and

•	The construction of the meeting facility at The Fairmont Chateau Lake Louise.

The Company now expects that 2004 capital expenditures will be in the range of $75 — $85 million.

Announcements and Corporate Activities

On July 15, 2004, FHR sold its real estate interest in The Fairmont Kea Lani Maui to Host Marriott Corporation for $355 million, resulting in a pre-tax gain of $109 million. Our third quarter earnings will include an after-tax gain on the sale of approximately $68 million. The resort will continue to be known as The Fairmont Kea Lani Maui and will be managed by Fairmont under the existing long-term management contract, which expires in 2051.

“This was an attractive time to capitalize on our success with The Fairmont Kea Lani Maui. It reinforces our strategy of acquiring attractive assets, realizing the value created through improved performance and then redeploying the capital to continue growing the Company,” said Mr. Fatt.

On July 9, 2004, FHR sold The Fairmont Glitter Bay in Barbados to a group of investors for approximately $31 million. The sale resulted in an after tax gain of about $8 million that will be reflected in our third quarter earnings. The resort continues to be managed by the Company as The Fairmont Glitter Bay.

FHR expects to reinvest a portion of the proceeds from these sales in additional hotels over the course of the next year. In addition, FHR will acquire the remaining interest in the Fairmont management company, increase its share purchases under its existing share repurchase program and, in the interim, reduce existing indebtedness, including the repayment of the $120 million mortgage on The Fairmont Kea Lani Maui.

During the quarter, FHR repurchased 208,400 shares under its normal course issuer bid at a total cost of $5.4 million. Under the current normal course issuer bid, FHR is authorized to purchase up to 3,900,000 of its common shares for the twelve-month period ending October 5, 2004.

Outlook

“Improving industry fundamentals continue to gain momentum. This trend is translating into a sustainable recovery for the Company. Our group bookings are in-line with our 2004 outlook and our tour business for the peak summer months is ahead of expectations, returning to 2002 levels,” said Mr. Fatt.

There has been some short-term softness in U.S. travel outside of the United States. This has affected the performance of Fairmont’s Canadian properties relative to our original expectations. This segment of our business has rebounded significantly over 2003 levels, and we are encouraged about the long-term growth potential of our world-class Canadian resorts. “

FHR’s previous 2004 EBITDA guidance of $210 — $220 million has been revised to reflect the lost earnings from the two recent hotel sales ($13 million), the short-term softness in U.S. travel into Canada ($6 million), lower real estate earnings ($2 million) and some modest increases in corporate expenses. FHR now estimates that 2004 EBITDA will be in the range of $185 — $195 million, including approximately $7 million from real estate activities.

Including the $76 million gain from the two hotel sales ($0.96 per share), net income is estimated to be between $132 — $138 million and basic EPS to be in the range of $1.67 – 1.75, assuming a full-year tax rate of approximately 31%.

“This is an exciting time for Fairmont. Our solid balance sheet and new development team position us to further grow the Company and expand the Fairmont brand. In addition, our recently renovated portfolio of world-class properties is poised to benefit from the overall recovery in the industry,” said Mr. Fatt. “In 2004, our intent remains to add two to four properties to our portfolio while continuing to seek development opportunities in resort destinations to increase the exposure of our existing portfolio.”

FHR has updated its 2004 portfolio seasonality information on the Company’s website to reflect the revised earnings estimates.

About Fairmont Hotels & Resorts Inc.
FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 82 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados and the United Arab Emirates. FHR owns Fairmont Hotels Inc., North America’s largest luxury hotel management company, as measured by rooms under management, with 44 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 22 properties and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

FHR will hold a conference call today, July 22, 2004 at 1:30 p.m. Eastern Time to discuss its results. To participate, please dial 416.405.9328 or 1.800.387.6216. You will be requested to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 4:30 p.m. Eastern Time on July 22, 2004 through to July 29, 2004 by dialing 416.695.5800 or 1.800.408.3053 using the reservation #3068997. A live audio webcast of the conference call will be available via FHR’s website (www.fairmont.com/investor). An archived recording of the webcast will remain available on FHR’s website following the conference call.

This press release contains certain forward-looking statements relating, but not limited to, FHR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. FHR disclaims any responsibility to update any such forward-looking statements.

	Three months ended				Six months ended
	June 30				June 30
	2004	2003	Variance		2004	2003	Variance
OWNED HOTELS
Worldwide
15 properties/ 6,882 rooms
RevPAR	132.41	107.87		22.7%	135.86	115.58		17.5%
ADR	204.36	199.29		2.5%	209.77	201.26		4.2%
Occupancy	64.8%	54.1%	10.7	points	64.8%	57.4%	7.4	points

	Three months ended			Six months ended
	June 30			June 30
	2004	2003	Variance	2004	2003	Variance
Canada
7 properties/ 3,336 rooms
RevPAR	106.23	85.97	23.6%	100.08	86.12	16.2%
ADR	156.93	154.61	1.5%	155.72	147.65	5.5%
Occupancy	67.7%	55.6%	12.1 points	64.3%	58.3%	6.0 points
U.S. and International
8 properties/ 3,546 rooms
RevPAR	156.64	127.90	22.5%	168.82	142.53	18.4%
ADR	252.23	242.37	4.1%	258.82	251.79	2.8%
Occupancy	62.1%	52.8%	9.3 points	65.2%	56.6%	8.6 points
FAIRMONT MANAGED HOTELS
Worldwide
40 hotels/ 19,885 rooms
RevPAR	123.59	104.76	18.0%	115.29	100.01	15.3%
ADR	181.49	172.08	5.5%	178.33	169.28	5.3%
Occupancy	68.1%	60.9%	7.2 points	64.6%	59.1%	5.5 points
Canada
20 properties/10,099 rooms
RevPAR	101.20	82.62	22.5%	88.29	74.62	18.3%
ADR	146.22	137.95	6.0%	139.05	129.11	7.7%
Occupancy	69.2%	59.9%	9.3 points	63.5%	57.8%	5.7 points
U.S. and International
20 properties/ 9,786 rooms
RevPAR	146.19	127.03	15.1%	142.34	125.38	13.5%
ADR	218.29	205.29	6.3%	216.31	207.72	4.1%
Occupancy	67.0%	61.9%	5.1 points	65.8%	60.4%	5.4 points
DELTA MANAGED HOTELS
Worldwide
28 properties/ 8,296 rooms
RevPAR	64.86	53.88	20.4%	59.12	50.40	17.3%
ADR	96.11	93.22	3.1%	94.35	88.20	7.0%
Occupancy	67.5%	57.8%	9.7 points	62.7%	57.1%	5.6 points

Comparable hotels and resorts are considered to be properties that were fully open under FHR management for at least the entire current and prior period. Comparable hotels and resorts statistics exclude properties under major renovation that would have a significant adverse effect on the properties’ primary operations. The following properties were excluded:

Owned:	The Fairmont Southampton; The Fairmont Copley Plaza Boston
Fairmont Managed:	The Fairmont Southampton; The Fairmont Olympic Hotel, Seattle; The Fairmont Turnberry Isle Resort & Club, Miami
Delta Managed:	None

FHR’s 2003 quarterly operating statistics for its 2004 comparable hotel portfolios as at June 30, 2004 are available on the Company’s website (www.fairmont.com/investor).

1.	Operating revenues excludes other revenues from managed and franchised properties (consists of direct and indirect costs relating primarily to marketing and reservation services that are reimbursed by hotel owners on a cost recovery basis). Management considers that the exclusion of such revenues provides a meaningful measure of operating performance, however, it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR’s calculation of operating revenues is different than the calculation used by other entities.

2.	EBITDA is defined as earnings before interest, taxes and amortization. Income from investments and other is included in EBITDA. Management considers EBITDA to be a meaningful indicator of hotel operations and uses it as the primary measurement of operating segment profit and loss. However, it is not a defined measure of operating performance under Canadian generally accepted accounting principles (“Canadian GAAP”). It is likely that FHR’s calculation of EBITDA is different than the calculations used by other entities. EBITDA is represented on the consolidated statements of income as “operating income before undernoted items”.

     Reconciliation of EBITDA to net income:

	Three months ended June 30		Six months ended June 30
In millions of dollars	2004	2003	2004	2003
EBITDA	$62.5	$43.4	$96.6	$85.6
Deduct:
Amortization	18.0	17.2	37.5	33.5
Interest expense, net	9.0	8.3	19.0	14.2
Income tax expense (recovery)	6.5	(22.2)	11.7	(14.7)

Net income	$29.0	$40.1	$28.4	$52.6

Contacts:	M. Jerry Patava	Emma Thompson
	Executive Vice President and Chief Financial Officer	Executive Director Investor Relations Tel: 416.874.2485
	Tel: 416.874.2450	Email: investor@fairmont.com
Website: www.fairmont.com

Summary of Hotel Portfolios

	At June 30
	2004	2003
OWNED HOTELS
Worldwide
No. of Properties	17	17
No. of Rooms	7,861	7,787
Canada
No. of Properties	7	7
No. of Rooms	3,336	3,268
U.S. and International
No. of Properties	10	10
No. of Rooms	4,525	4,519
FAIRMONT MANAGED HOTELS
Worldwide
No. of Properties	44	42
No. of Rooms	21,643	20,732
Canada
No. of Properties	21	21
No. of Rooms	10,422	10,361
U.S. and International
No. of Properties	23	21
No. of Rooms	11,221	10,371
DELTA MANAGED HOTELS
Worldwide
No of Properties	38	39
No. of Rooms	11,163	11,677

Fairmont Hotels & Resorts Inc.
Consolidated Balance Sheets
(Stated in millions of U.S. dollars)

ASSETS

	June 30	December 31
	2004	2003
	(Unaudited)
Current assets
Cash and cash equivalents	$47.8	$31.7
Accounts receivable	83.6	64.1
Inventory	14.5	14.2
Prepaid expenses and other	20.7	24.6
Assets held for sale (note 3)	271.1	—

	437.7	134.6
Investments in partnerships and corporations (note 5)	69.0	53.1
Investment in Legacy Hotels Real Estate Investment Trust	96.9	105.9
Non-hotel real estate	91.4	95.1
Property and equipment	1,381.9	1,656.2
Goodwill	140.5	132.0
Intangible assets	214.3	216.7
Other assets and deferred charges (note 5)	102.0	109.4

	$2,533.7	$2,503.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$111.8	$124.0
Dividends payable	3.2	3.2
Current portion of long-term debt (note 3)	201.5	117.8
Liabilities related to assets held for sale (note 3)	10.6	—

	327.1	245.0
Long-term debt (note 4)	471.7	539.8
Other liabilities	88.7	91.4
Future income taxes	97.7	80.9

	985.2	957.1

Shareholders’ Equity (note 6)	1,548.5	1,545.9

	$2,533.7	$2,503.0

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Income
(Stated in millions of U.S. dollars, except per share amounts)
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Revenues
Hotel ownership operations	$180.6	$153.5	$336.0	$293.9
Management operations	11.6	8.6	21.1	17.2
Real estate activities	18.1	12.3	21.4	31.2

Operating revenues	210.3	174.4	378.5	342.3
Other revenues from managed and franchised properties	8.9	7.5	17.8	14.5

	219.2	181.9	396.3	356.8
Expenses
Hotel ownership operations	135.3	118.2	252.0	223.7
Management operations	6.3	7.0	12.9	11.0
Real estate activities	9.7	5.7	12.6	15.3

Operating expenses	151.3	130.9	277.5	250.0
Other expenses from managed and franchised properties	9.1	8.0	18.2	14.9

	160.4	138.9	295.7	264.9
Income (loss) from equity investments and other	3.7	0.4	(4.0)	(6.3)

Operating income before undernoted items	62.5	43.4	96.6	85.6
Amortization	18.0	17.2	37.5	33.5
Interest expense, net	9.0	8.3	19.0	14.2

Income before income tax expense	35.5	17.9	40.1	37.9

Income tax expense (recovery)
Current	2.6	1.2	5.5	6.5
Future	3.9	(23.4)	6.2	(21.2)

	6.5	(22.2)	11.7	(14.7)

Net income	$29.0	$40.1	$28.4	$52.6

Weighted average number of common shares outstanding (in millions) (note 6)
Basic	79.1	79.4	79.1	79.3
Diluted	79.9	80.1	79.9	80.0
Basic earnings per common share	$0.37	$0.51	$0.36	$0.66
Diluted earnings per common share	$0.36	$0.50	$0.36	$0.66

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Cash Flows
(Stated in millions of U.S. dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Cash provided by (used in)
Operating activities
Net Income	$29.0	$40.1	$28.4	$52.6
Items not affecting cash Amortization of property and equipment	17.3	16.6	36.1	32.2
Amortization of intangible assets	0.7	0.6	1.4	1.3
(Income) loss from equity investments and other	(3.7)	(0.4)	4.0	6.3
Future income taxes	3.9	(23.4)	6.2	(21.2)
Unrealized foreign exchange loss	10.2	—	10.2	—
Distributions from investments	—	4.4	—	4.4
Other	(3.5)	(10.4)	(1.0)	(7.7)
Changes in non-hotel real estate	0.5	2.7	0.3	10.1
Changes in non-cash working capital items (note 7)	(45.3)	(22.9)	(36.3)	(34.6)

	9.1	7.3	49.3	43.4

Investing activities
Additions to property and equipment	(24.2)	(19.8)	(44.0)	(35.6)
Acquisitions, net of cash acquired	—	—	—	6.0
Investments in partnerships and corporations	—	(0.6)	—	(0.7)
Collection of loans receivable	0.1	—	8.9	—
Issuance of loans receivable	(2.0)	—	(7.0)	—

	(26.1)	(20.4)	(42.1)	(30.3)

Financing activities
Issuance of long-term debt	2.8	23.2	82.7	146.7
Repayment of long-term debt	(2.0)	(1.0)	(65.6)	(143.5)
Issuance of common shares	0.3	0.1	0.6	0.1
Repurchase of common shares	(5.4)	(11.8)	(5.4)	(16.8)
Dividends paid	—	—	(3.2)	(2.4)

	(4.3)	10.5	9.1	(15.9)

Effect of exchange rate changes on cash	(0.1)	2.0	(0.2)	3.5

Increase (decrease) in cash	(21.4)	(0.6)	16.1	0.7
Cash and cash equivalents — beginning of period	69.2	50.3	31.7	49.0

Cash and cash equivalents — end of period	$47.8	49.7	$47.8	$49.7

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Retained Earnings
(Stated in millions of U.S. dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Balance — Beginning of period	$77.5	$49.8	$78.1	$38.5
Net income	29.0	40.1	28.4	52.6

	106.5	89.9	106.5	91.1
Repurchase of common shares (note 6)	(2.2)	(4.3)	(2.2)	(5.5)
Dividends	(3.2)	(2.4)	(3.2)	(2.4)

Balance — End of period	$101.1	$83.2	$101.1	$83.2

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

1.	Fairmont Hotels & Resorts Inc. (“FHR”) has operated and owned hotels and resorts for over 116 years and currently manages properties principally under the Fairmont and Delta brands. At June 30, 2004, FHR managed or franchised 82 luxury and first-class hotels. FHR owns 83.5% of Fairmont Hotels Inc. (“Fairmont”), which at June 30, 2004, managed 44 properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. Delta Hotels Limited (“Delta”), a wholly owned subsidiary of FHR, managed or franchised 38 Canadian hotels and resorts at June 30, 2004.

In addition to hotel and resort management, as at June 30, 2004, FHR had hotel ownership interests ranging from approximately 15% to 100% in 24 properties, located in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. FHR also has an approximate 35% equity interest in Legacy Hotels Real Estate Investment Trust (“Legacy”), which owns 24 hotels and resorts across Canada and the United States. FHR also owns real estate properties that are suit able for either commercial or residential development, and has a vacation ownership product.

Results for the three and six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year.

2.	These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles (“GAAP”) for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003 presented in the annual report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2003 audited consolidated financial statements, except as discussed below.

Hedging Relationships
Effective January 1, 2004, FHR implemented new guidance on accounting for hedging relationships. The new guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. The adoption of this accounting guidance did not have an impact on the Company’s financial statements.

Generally Accepted Accounting Principles and General Standards of Financial Statement Presentation
The Canadian Institute of Chartered Accountants has issued new accounting standards surrounding GAAP and financial statement presentation. These standards lay out a framework for the application of GAAP and the fair presentation of financial standards in accordance with GAAP and are effective for years beginning January 1, 2004. No changes to accounting principles or financial statement presentation were required as FHR was already in full compliance with these new standards.

Assets Held for Sale
Long-lived assets are classified as held for sale when specific GAAP criteria are met. Assets held for sale are measured at the lower of their carrying amounts and fair values less costs to dispose and are no longer amortized. Assets classified as held for sale and liabilities related to these assets are reported separately on the balance sheet. A component of FHR that is held for sale is reported as a discontinued operation if the operations and cash flows of the component will be eliminated from ongoing operations as a result of the sale and FHR will not have a significant continuing involvement in the operations of the component after the sale.

3.	In June 2004, FHR finalized an agreement with Host Marriott Corporation to sell The Fairmont Kea Lani Maui for cash proceeds of $355.0. As such, the assets and the liabilities of The Fairmont Kea Lani Maui have been reclassified to “Assets held for sale” and “Liabilities related to assets held for sale”, respectively. As at June 30, 2004, The Fairmont Kea Lani Maui had property and equipment with a carrying value of $242.4 and a working capital deficit of $2.5. The transaction closed on July 15, 2004 and the mortgage of $120.0 on this property was repaid. As of June 30, 2004, the mortgage was classified on the balance sheet as current portion of long-term debt. The after-tax gain on the sale of approximately $68.0 will be recognized in the third quarter. The resort will continue to be managed by Fairmont under a long-term management contract. The assets and liabilities of this property are currently included in the hotel ownership segment (note 8).

In June 2004, FHR finalized an agreement to sell The Fairmont Glitter Bay for cash proceeds of approximately $31.0. As such, the assets and the liabilities of The Fairmont Glitter Bay have been reclassified to “Assets held for sale” and “Liabilities related to assets held for sale” respectively. As at June 30, 2004, The Fairmont Glitter Bay had property and equipment with a carrying value of $20.6. The transaction closed on July 9, 2004 and the mortgage of $5.2 on this property was repaid. The after-tax gain on the sale of approximately $8.0 will be recognized in the third quarter. As of June 30, 2004, the mortgage was classified on the balance sheet as current portion of long-term debt. The resort will continue to be managed by Fairmont under a long-term management contract. The assets and liabilities of this property are currently included in the hotel ownership segment (note 8).

4.	In March 2004, FHR entered into a new $400 unsecured credit facility due March 2007. The interest rate is floating and is calculated based on the borrower’s choice of prime rate, bankers acceptance or LIBOR plus a spread.

5.	In April 2004, FHR finalized an agreement to invest $15.6 for a 14.5% interest in The Fairmont Dubai. This investment is accounted for using the equity method. In the quarter, $15.6 was reclassified from “Other assets and deferred charges” to “Investments in partnerships and corporations”.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

6.	Shareholders’ equity

	June 30,	December 31,
	2004	2003
Common shares	$1,199.6	$1,202.2
Other equity	19.2	19.2
Contributed surplus	142.3	142.3
Foreign currency translation adjustments	86.3	104.1
Retained earnings	101.1	78.1

	$1,548.5	$1,545.9

The diluted weighted-average number of common shares outstanding is calculated as follows:

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
	(in millions)		(in millions)
Weighted-average number of common shares outstanding — basic	79.1	79.4	79.1	79.3
Stock options	0.8	0.7	0.8	0.7

Weighted-average number of common shares outstanding — diluted	79.9	80.1	79.9	80.0

Under a normal course issuer bid, FHR may repurchase for cancellation up to approximately 3.9 million, or approximately 5% of its outstanding common shares. During the six months ended June 30, 2004, FHR repurchased 208,400 shares (208,400 during the second quarter) for total consideration of $5.4 ($5.4 for the second quarter), of which, $3.2 was charged to common shares and $2.2 was charged to retained earnings. During the six months ended June 30, 2004, FHR issued 38,568 shares (21,378 shares for the second quarter) pursuant to the Key Employee Stock Option Plan. $0.6 was credited to common shares ($0.3 for the second quarter) for proceeds from options exercised. At June 30, 2004, 78,944,445 common shares were outstanding (2003 — 79,046,316).

During the six months ended June 30, 2004, 10,000 stock options were granted (nil in the second quarter). Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002 but before January 1, 2003, net income and basic and diluted earnings per share would have been:

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Reported net income	$29.0	$40.1	$28.4	$52.6
Net income assuming fair value method used	$28.9	$39.6	$28.2	$51.9
Basic earnings per share	$0.37	$0.50	$0.36	$0.65
Diluted earnings per share	$0.36	$0.49	$0.35	$0.65

7.	Changes in non-cash working capital:

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Decrease (increase) in current assets
Accounts receivable	$(25.9)	$(0.2)	$(25.2)	$(9.9)
Inventory	(0.9)	0.3	(1.3)	(0.5)
Prepaid expenses and other	(8.9)	(9.1)	(7.9)	(10.0)

Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(9.6)	(13.9)	(1.9)	(14.2)

	$(45.3)	$(22.9)	$(36.3)	$(34.6)

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

8.	Segmented Information

FHR has five reportable operating segments in two core business activities, ownership and management operations. The segments are hotel ownership, investment in Legacy, real estate activities, Fairmont and Delta. Hotel ownership consists of real estate interests ranging from approximately 15% to 100% in 24 properties. The investment in Legacy consists of an approximate 35% equity interest in Legacy, which owns 24 hotels and resorts across Canada and the United States. Real estate activities consists primarily of two large undeveloped land blocks in Toronto and Vancouver and a vacation ownership product. Fairmont is a North American luxury hotel and resort management company and Delta is a Canadian first-class hotel and resort management company.

The performance of all segments is evaluated primarily on earnings before interest, taxes and amortization (“EBITDA”), which is defined as income before interest, income taxes and amortization. EBITDA includes income from investments and other. Amortization, interest and income taxes are not allocated to the individual segments. All transactions among operating segments are conducted at fair market value.

The following tables present revenues, EBITDA, total assets and capital expenditures for FHR’s reportable segments:

	Three months ended June 30, 2004
	Ownership			Management
			Real estate			Inter-segment
	Hotel Ownership	Legacy	activities	Fairmont	Delta	elimination (a)	Total
Operating revenues	$180.6	$—	$18.1	$13.7	$3.6	$(5.7)	$210.3
Other revenues from managed and franchised properties	—	—	—	6.2	2.7	—	8.9

							219.2
Income (loss) from equity investments and other	0.9	2.8	—	—	—	—	3.7
EBITDA (b)	40.5	2.8	8.4	8.4	2.6	(0.2)	62.5
Total assets (c)	1,925.2	96.9	95.9	363.6	73.2	(21.1)	2,533.7
Capital expenditures	23.9	—	—	0.3	—		24.2

	Three months ended June 30, 2003
	Ownership			Management
			Real estate			Inter-segment
	Hotel Ownership	Legacy	activities	Fairmont	Delta	Elimination (a)	Total
Operating revenues	$153.5	$—	$12.3	$10.5	$2.6	$(4.5)	$174.4
Other revenues from managed and franchised properties	—	—	—	5.8	1.7	—	7.5

							181.9
Income (loss) from equity investments and other	0.9	(0.5)	—	—	—	—	0.4
EBITDA(b)	31.7	(0.5)	6.6	4.2	1.9	(0.5)	43.4
Total assets (c)	2,087.3	102.1	105.6	348.0	77.0	(265.4)	2,454.6
Capital expenditures	19.4	—	—	0.4	—	—	19.8

	Six months ended June 30, 2004
	Ownership			Management
			Real estate			Inter-segment
	Hotel Ownership	Legacy	activities	Fairmont	Delta	Elimination (a)	Total
Operating revenues	$336.0	$—	$21.4	$26.2	$6.1	$(11.2)	$378.5
Other revenues from managed and franchised properties	—	—	—	12.7	5.1	—	17.8

							396.3
Income (loss) from equity investments and other	0.5	(4.5)	—	—	—	—	(4.0)
EBITDA (b)	73.3	(4.5)	8.8	15.3	4.1	(0.4)	96.6
Total assets (c)	1,925.2	96.9	95.9	363.6	73.2	(21.1)	2,533.7
Capital expenditures	43.5	—	—	0.5	—		44.0

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

8.	Segmented Information (continued)

	Six months ended June 30, 2003
	Ownership			Management		Inter-segment
	Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	Elimination (a)	Total
Operating revenues	$293.9	$—	$31.2	$20.9	$5.7	$(9.4)	$342.3
Other revenues from managed and franchised properties	—	—	—	10.6	3.9	—	14.5

							356.8
Income (loss) from equity investments and other	0.5	(6.8)	—	—	—	—	(6.3)
EBITDA (b)	61.3	(6.8)	15.9	11.2	4.4	(0.4)	85.6
Total assets (c)	2,087.3	102.1	105.6	348.0	77.0	(265.4)	2,454.6
Capital expenditures	35.0	—	—	0.6	—	—	35.6

(a)	Revenues represent management fees that are charged by Fairmont of $5.6 (2003 — $4.4) and $11.1 (2003-$9.3) for the three and six months ended June 30, 2004 respectively, and Delta of $0.1 (2003 — $0.1) and $0.1 (2003-$0.1) for the three and six months ended June 30, 2004 respectively, to the hotel ownership operations, which are eliminated on consolidation. EBITDA represents expenses not reimbursed relating to marketing and reservation services performed by FHR under the terms of its hotel management and franchise agreements. Total assets represent the elimination of inter-segment loans net of corporate assets.

(b)	The following costs are not allocated to the individual segments in evaluating net income:

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Amortization	$18.0	$17.2	$37.5	$33.5
Interest expense, net	9.0	8.3	19.0	14.2
Income tax expense (recovery)	6.5	(22.2)	11.7	(14.7)

(c)	Hotel ownership assets include $63.6 (2003 — $46.7) of investments accounted for using the equity method.

9.	As required under the terms and conditions of the 3.75% convertible senior notes due 2023, the debt and the common shares issuable upon conversion of the shares were registered on Form F-10 with the United States Securities and Exchange Commission on April 6, 2004.

10.	At June 30, 2004, FHR has a payable to Legacy of $7.0 in connection with various management contracts, and reciprocal loan agreements with Legacy for $86.6. A subsidiary of FHR has a 25% participation amounting to $10.7 in the first mortgage on The Fairmont Olympic Hotel, Seattle.

11.	FHR has recorded pension and other post employment benefit expenses as follows:

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
	(in millions)		(in millions)
Pension	$0.5	$0.1	$1.0	$0.1
Other post-employment benefits	0.1	—	0.2	—

	$0.6	$0.1	$1.2	$0.1